FORM 11-K


          FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
            AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                      SECURITIES EXCHANGE ACT OF 1934



[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 1994.



                                    OR



[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _____ to _____.

Commission file number 1-9993.


A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Coal-Mac, Inc. Savings and Retirement Plan.

B. Name of issuer of the securities to be held pursuant to the plan and the address of its principal executive office: Ashland Coal, Inc., 2205 Fifth Street Road, Huntington, West Virginia 25701.


Financial Statements and Exhibits


Financial Statements and Schedules

       Report of Independent Auditors. . . . . . . . . . . . . .     3
       Statements of Financial Condition, with Fund Information. 4 Statements of Income and Changes in Plan Equity, with Fund
        Information. . . . . . . . . . . . . . . . . . . . . . .     6
       Notes to Financial Statements . . . . . . . . . . . . . .     8
       Schedule of Assets Held for Investment Purposes . . . . .    11
       Schedule of Reportable Transactions . . . . . . . . . . .    13


Exhibits

       24 - The consent of Ernst & Young LLP, independent auditors 16







                      Report of Independent Auditors


To the Plan Administrator
Coal-Mac, Inc.


We have audited the accompanying statements of financial condition of the Coal-Mac, Inc. Savings and Retirement Plan as of December 31, 1994 and 1993, and the related statements of income and changes in plan equity for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan at December 31, 1994 and 1993, and the income and changes in plan equity for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1994, and reportable transactions for the year then ended are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The Fund Information in the statements of financial condition and the statements of income and changes in plan equity is presented for purposes of additional analysis rather than to present the financial condition and income and changes in plan equity of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



May 18, 1995                                           /s/ERNST & YOUNG LLP



COAL-MAC, INC. SAVINGS AND RETIREMENT PLAN

STATEMENT OF FINANCIAL CONDITION, WITH FUND INFORMATION

December 31, 1994

                                                            Ashland Coal,                               U.S.
                                                                Inc.      Investment   Government   Diversified
                                                            Common Stock    Contract   Securities     Equity
                                                                Fund         Fund         Fund         Fund
                                                   Total     (Option A)   (Option B)   (Option C)   (Option D)
ASSETS

 Investments-Notes 1 & 2
  Ashland Coal, Inc. Common Stock
     (cost - $122,774,
      shares - 4,672)                          $   133,152  $   133,152  $        -   $        -    $       -
  Common Trust Funds
    United States Government
     Securities (cost - $1,579,024,              1,797,981           -            -     1,797,981           -
     units - 14,469)
    Diversified Equity
     (cost - $249,191,
     units - 1,518)                                286,519           -            -            -       286,519
    Short-Term Investments
     (cost approximates market)                     10,638       10,638           -            -            -
  Investment Contracts
     (held by Ashland Inc.
     Collective Investment Trust -
     cost approximates market)                     328,711           -       328,711           -            -
 Amounts due from participating
  employees and employer
  Employees                                         35,699        1,406        5,335       22,925        6,033
  Employer                                          10,087          412        1,632        6,484        1,559
 Accrued income receivable                           1,822           49        1,768            4            1

                                               $ 2,604,609  $   145,657  $   337,446  $ 1,827,394   $  294,112


PLAN EQUITY                                    $ 2,604,609  $   145,657  $   337,446  $ 1,827,394   $  294,112


See accompanying notes.





COAL-MAC, INC. SAVINGS AND RETIREMENT PLAN

STATEMENT OF FINANCIAL CONDITION, WITH FUND INFORMATION

December 31, 1993

                                                            Ashland Coal,                               U.S.
                                                                Inc.      Investment   Government   Diversified
                                                            Common Stock   Contract    Securities     Equity
                                                                Fund         Fund         Fund         Fund
                                                   Total     (Option A)   (Option B)   (Option C)   (Option D)
ASSETS

 Investments-Notes 1 & 2
  Ashland Coal, Inc. Common Stock
     (cost - $229,463,
      shares - 8,757)                          $   264,899  $   264,899  $        -   $        -    $       -
  Common Trust Funds
    United States Government
     Securities (cost - $1,869,573,
     units - 17,579)                             2,159,125           -            -     2,159,125           -
    Diversified Equity
     (cost - $175,092,
     units - 1,152)                                213,341           -            -            -       213,341
    Short-Term Investments
     (cost approximates market)                      5,858        5,858           -            -            -
  Investment Contracts
     (held by Ashland Inc.
     Collective Investment Trust -
     cost approximates market)                     356,397           -       356,397           -            -
 Amounts due from participating
  employees and employer
  Employees                                         39,499        2,893        4,563       27,814        4,229
  Employer                                          13,324          904        1,674        9,408        1,338
 Amounts receivable from (due to)
  other funds                                           -       (25,577)        (840)      25,577          840
 Accrued income receivable                           2,133           23        2,100            9            1

                                               $ 3,054,576  $   249,000  $   363,894  $ 2,221,933   $  219,749


LIABILITIES AND PLAN EQUITY

 Distributions payable                         $   120,085  $     1,687  $    47,119  $    61,804   $    9,475

 Plan equity                                     2,934,491      247,313      316,775    2,160,129      210,274

                                               $ 3,054,576  $   249,000  $   363,894  $ 2,221,933   $  219,749


See accompanying notes.






COAL-MAC, INC. SAVINGS AND RETIREMENT PLAN

STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY, WITH FUND INFORMATION

Year Ended December 31, 1994

                                                            Ashland Coal,                               U.S.
                                                               Inc.       Investment  Government     Diversified
                                                            Common Stock  Contract     Securities      Equity
                                                               Fund         Fund         Fund          Fund
                                                  Total     (Option A)   (Option B)   (Option C)     (Option D)
Investment income
 Dividends                                     $     2,621  $     2,621  $        -   $        -    $       -
 Interest                                           20,773          234       20,491           34           14
Net appreciation (depreciation) in
  fair value of investments                         10,681      (17,513)          -        21,996        6,198
Contributions
 Employees                                         330,013       18,441       38,217      219,288       54,067
 Employer                                          100,568        5,663       16,119       67,127       11,659

                                                   464,656        9,446       74,827      308,445       71,938

Withdrawals                                       (794,538)     (54,044)     (98,851)    (608,491)     (33,152)
Option transfers by participants - net                  -       (57,058)      44,695      (32,689)      45,052

                                                  (794,538)    (111,102)     (54,156)    (641,180)      11,900

Net increase (decrease) in plan equity            (329,882)    (101,656)      20,671     (332,735)      83,838
Plan equity at beginning of year                 2,934,491      247,313      316,775    2,160,129      210,274

Plan equity at end of year                     $ 2,604,609  $   145,657  $   337,446  $ 1,827,394   $  294,112




See accompanying notes.






COAL-MAC, INC. SAVINGS AND RETIREMENT PLAN

STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY, WITH FUND INFORMATION

Year Ended December 31, 1993

                                                            Ashland Coal,                              U.S.
                                                               Inc.      Investment   Government    Diversified
                                                            Common Stock  Contract    Securities      Equity
                                                               Fund         Fund         Fund          Fund
                                                  Total     (Option A)   (Option B)   (Option C)    (Option D)
Investment income
 Dividends                                     $     3,903  $     3,903  $        -   $        -    $       -
 Interest                                           26,241          322       25,846           65            8
Net appreciation in
 fair value of investments                         173,025       37,832           -       107,975       27,218
Contributions
 Employees                                         332,774       33,816       44,898      222,404       31,656
 Employer                                          173,158       20,316       24,058      113,356       15,428

                                                   709,101       96,189       94,802      443,800       74,310

Withdrawals                                       (449,853)     (23,510)    (118,104)    (264,197)     (44,042)
Option transfers by participants - net                  -      (163,072)     (19,052)     184,179       (2,055)

                                                  (449,853)    (186,582)    (137,156)     (80,018)     (46,097)

Net increase (decrease) in plan equity             259,248      (90,393)     (42,354)     363,782       28,213
Plan equity at beginning of year                 2,675,243      337,706      359,129    1,796,347      182,061

Plan equity at end of year                     $ 2,934,491  $   247,313  $   316,775  $ 2,160,129   $  210,274



See accompanying notes.



COAL-MAC, INC. SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 1994


NOTE 1-SIGNIFICANT ACCOUNTING POLICIES

     The accounts of the Coal-Mac, Inc. Savings and Retirement Plan (the Plan) are maintained on the accrual basis of accounting. Effective January 1, 1994, as a result of guidance provided by the AICPA Employee Benefit Plans Committee, the Plan is required to disclose in the notes to the financial statements the amount of assets that have been allocated but not paid to participants who have withdrawn from the Plan as of year-end. Such amounts (none at December 31, 1994) are not recorded as a deduction from the Plan's equity until paid. However, for presentation in Form 5500, the Department of Labor continues to require such amounts to be included in liabilities and withdrawals. The 1993 financial statements have not been restated to reflect this change.

     All costs and expenses of administering the Plan, except certain investment advisor's fees relative to Option B (which are paid from funds invested in that option), are paid by the plan administrator, Coal-Mac, Inc. (Coal-Mac).

     Investments are accounted for at market value based on the closing market price for investments traded on an exchange, on bid price for other listed investments and at cost (which approximates market) for investment contracts and short-term investment funds.


NOTE 2-DESCRIPTION OF THE PLAN

     The Plan was established as a savings and retirement plan covering eligible employees of Coal-Mac. Coal-Mac is a wholly-owned subsidiary of Ashland Coal, Inc. (Ashland Coal).

     Generally, employees who are expected to work at least 1,000 hours annually become eligible for participation in the Plan after ninety days of employment. Such employees may elect to have their salaries or wages reduced by up to 15% and have such amounts contributed to the Plan on their behalf. Coal-Mac currently contributes an amount equal to 50% of the first 4% of the participant's annual compensation contributed to the Plan. Coal-Mac may also make discretionary contributions to the Plan which are allocated to eligible participants according to their annual compensation.

     Participants have the following options in which their contributions can be invested:

         Option A: Funds are invested in Ashland Coal's common stock.

         Option B: Funds are invested in a portfolio of investment contracts with a number of insurance companies. The principal amount invested in the fund is guaranteed by the insurance companies, but there is no predetermined fixed interest rate over a specified period. Presently, these Fund B investments are held by Society National Bank (the Trustee) under the Ashland Inc. Collective Investment Trust. The Plan held .10% and .11% interests in this fund at December 31, 1994 and


COAL-MAC, INC. SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS - CONTINUED


NOTE 2-DESCRIPTION OF THE PLAN--Continued

                   1993, respectively. The remaining interests at December 31, 1994, were held by the Ashland Inc. Employee Thrift Plan, the Ashland Coal, Inc. Employee Thrift Plan, the SuperAmerica Hourly Associates Savings Plan, and the Mingo Logan Coal Company Retirement Plan and Mingo Logan Hourly Employees Savings Plan. The average yields relative to the investment contract fund were 6.6% and 7.5% for the years ended December 31, 1994 and 1993, respectively, and the average crediting interest rates were 6.8% and 7.2% as of December 31, 1994 and 1993, respectively.

                   Effective as of the valuation date immediately preceding August 1, 1994, approximately 5.6% of this trust fund was frozen and segregated from the rest of the investments in the trust fund. This frozen portion represents the part of the Fund that was invested in investment contracts issued by Confederation Life Insurance Company of Canada. On or about August 12, 1994, applicable Canadian and United States regulatory authorities took control of Confederation Life's assets. The portion of the trust fund attributable to the Confederation Life investments will remain frozen until a reasonable valuation of the Confederation Life investment contracts can be made. The plan administrator does not believe the resolution of this matter will have a material adverse effect on the Plan's financial position.

         Option C: Funds are invested in a common trust fund, maintained by the Trustee, which is invested in obligations of the United States Government and its agencies and instrumentalities with maximum maturities of four years.

         Option D: Funds are invested in a common trust fund, maintained by the Trustee, which is invested primarily in common stocks of large, well capitalized corporations.

     Coal-Mac has the right to discontinue its contributions at any time and to initiate the termination of the Plan. In the event of a termination of the Plan, the participant account balances become nonforfeitable and the Plan and related trust shall be continued until such time as all accounts have been fully distributed, at which time the Plan and trust shall terminate.

     Information about benefits and other provisions of the Plan are contained in the summary plan description, copies of which are available from Coal-Mac.


NOTE 3-TAX STATUS OF THE PLAN

     To its best knowledge and belief, the plan administrator believes the Plan is being operated in compliance with applicable law and that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.


COAL-MAC, INC. SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS - CONTINUED


NOTE 3-TAX STATUS OF THE PLAN--Continued

     The most recent favorable determination letter pertaining to the Plan was dated July 23, 1987. That letter confirmed that the provisions of the plan document, as they existed on that date (including certain proposed amendments submitted to the Internal Revenue Service on July 2, 1987), were in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended several times since the 1987 determination letter was issued and has been amended to bring it into compliance with subsequent changes in the law. The Plan has been submitted to the Internal Revenue Service for an updated determination letter. Neither Coal-Mac nor its benefits counsel have any reason to believe that the revised Plan will not receive a favorable determination letter or that revisions cannot be made that would allow a favorable determination letter to be issued.





COAL-MAC, INC. SAVINGS AND RETIREMENT PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

December 31, 1994

                                    Number of
Identity of Issue,                  Shares or
Borrower, or                        Principal                     Market
Similar Party                         Amount         Cost         Value

ASHLAND COAL, INC. COMMON STOCK          4,672  $    122,774  $    133,152

UNITED STATES GOVERNMENT SECURITIES
   Employee Benefits Reserve Fund       14,469     1,579,024     1,797,981

DIVERSIFIED EQUITY INVESTMENT FUNDS
  Employee Benefits Value Equity
  Fund                                   1,518       249,191       286,519

SHORT-TERM INVESTMENT FUNDS
  Employee Benefits Money Market
  Fund                             $    10,638        10,638        10,638

INVESTMENTS HELD IN COLLECTIVE
  INVESTMENT TRUST
  Bankers Trust Employee Benefits
    Money Market Fund              $   807,772       807,772       807,772
  Bankers Trust Basic, 5.18%        34,858,341    34,858,341    34,858,341
  Aetna Life Ins., 9.45%,
   due 2/7/96                       21,601,711    21,601,711    21,601,711
  Aetna Life Ins., 7.75%,
   due 11/15/02                     14,626,685    14,626,685    14,626,685
  Canada Life Assurance, 9.53%,
   due 7/12/95                       5,219,144     5,219,144     5,219,144
  Canada Life Ins., 9.42%,
   due 11/27/95                      5,040,862     5,040,862     5,040,862
  Commonwealth Life Ins., 6.87%,
   due 11/15/97                      8,857,308     8,857,308     8,857,308
  Commonwealth Life Ins., 6.01%,
   due 5/15/99                       2,937,150     2,937,150     2,937,150
  Commonwealth Life Ins., 6.20%,
   due 2/25/98                       3,876,008     3,876,008     3,876,008
  Commonwealth Life Ins., 7.06%,
   due 5/15/99                       6,619,833     6,619,833     6,619,833
  Commonwealth Life Ins., 7.82%,
   due 10/25/00                      2,741,729     2,741,729     2,741,729
  Confederation Life Ins., 9.48%,
   due 9/29/94 *                     3,235,863     3,235,863     3,235,863
  Confederation Life Ins., 8.75%,
   due 1/3/95 *                      5,246,015     5,246,015     5,246,015
  Confederation Life Ins., 8.54%,
   due 1/1/96 *                      5,233,157     5,233,157     5,233,157
  Confederation Life Ins., 8.71%,
   due 2/1/95 *                      5,244,910     5,244,910     5,244,910
  Continental Assurance,
   due 4/1/99                        1,588,778     1,588,778     1,588,778
  Hartford Life Ins., 8.51%,
   due 5/1/96                        6,819,540     6,819,540     6,819,540
  Hartford Life Ins., 7.56%,
   due 6/15/95                       4,008,458     4,008,458     4,008,458
  Hartford Life Ins., 6.70%,
   due variable                     10,193,303    10,193,303    10,193,303
  John Hancock Mutual Life,
   9.67%, due 10/2/97                7,403,285     7,403,285     7,403,285
  Mass Mutual Life Ins., 7.00%,
   due 10/5/01                       7,605,645     7,605,645     7,605,645
  Mass Mutual Life Insurance
   Co., due 7/5/00                  10,645,956    10,645,956    10,645,956
  Massachusetts Mutual Life,
   9.41%, due 3/31/97                7,712,457     7,712,457     7,712,457
  Metropolitan Life Ins., 7.25%,
   due variable                     15,887,107    15,887,107    15,887,107
  Metropolitan Life Ins., 8.65%,
   due 12/31/98                      2,801,603     2,801,603     2,801,603
  Metropolitan Life Ins., 8.80%,
   due 12/31/98                      5,222,937     5,222,937     5,222,937
  Metropolitan Life Ins., 5.76%,
   due 4/30/99                      10,509,679    10,509,679    10,509,679


COAL-MAC, INC. SAVINGS AND RETIREMENT PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES--Continued

                                   Number of
                                   Shares or
                                   Principal                     Market
                                     Amount         Cost          Value

INVESTMENTS HELD IN COLLECTIVE
  INVESTMENT TRUST--Continued
  Metropolitan Life Ins., 5.52%,
   due 2/1/99                        9,497,068     9,497,068     9,497,068
  New York Life Ins. Co., 4.88%,
   due 11/28/96                      6,226,218     6,226,218     6,226,218
  New York Life Ins. Co., 6.52%,
   due 1/12/98                       5,317,068     5,317,068     5,317,068
  New York Life Ins. Co., 5.57%,
   due 5/28/98                      10,349,460    10,349,460    10,349,460
  New York Life Ins. Co., 5.72%,
   due 8/3/98                       10,476,405    10,476,405    10,476,405
  Peoples Security Life Ins.,
   8.79%, due 12/29/94               4,097,174     4,097,174     4,097,174
  Peoples Security Life Ins.,
   8.51%, due 10/6/95                5,541,123     5,541,123     5,541,123
  Provident Life & Accident,
   due 9/1/03                       27,208,795    27,208,795    27,208,795
  Provident Mutual Life Ins.,
   9.20%, due 10/5/95                  742,112       742,112       742,112
  Provident Nat'l Assurance
   Co., 5.13%, due 7/31/97           6,973,546     6,973,546     6,973,546
  Prudential Ins. Co. of
   America, 9.32%, due 5/14/01       2,723,825     2,723,825     2,723,825
  Prudential Ins. Co. of
   America, 8.63%, due 5/15/05       2,900,436     2,900,436     2,900,436
  Prudential Ins. Co. of America,
   8.59%, due 6/3/96                 6,535,254     6,535,254     6,535,254
  Prudential Ins. Co. of America,
   8.90%, due 6/1/97                 6,594,529     6,594,529     6,594,529
  State Mutual Life Assurance,
   9.23%, due 7/28/97                7,157,516     7,157,516     7,157,516
  CDC BRIC, 6.91%, due 10/31/98      6,067,376     6,067,376     6,067,376
  CDC BRIC, 7.62%, due 10/25/99      6,072,869     6,072,869     6,072,869
Less other plans' interest in
  Collective Investment Trust
  holding above investments       (340,697,299) (340,697,299) (340,697,299)
Plan's interest in Collective
  Investment Trust holding
  above investments               $    328,711       328,711       328,711

                                                $  2,290,338  $  2,557,001



* As previously described in Note 2, the Confederation Life Insurance investments were frozen on the valuation date immediately preceding August 1, 1994. The rates of return identified for these contracts may ultimately be less than noted because of the liquidation proceedings initiated by the Canadian and United States regulatory authorities.


COAL-MAC, INC. SAVINGS AND RETIREMENT PLAN
SCHEDULE OF REPORTABLE TRANSACTIONS
Year Ended December 31, 1994

                                                                                                      Current
                                                                                                      Value of
                                                                              Expenses                Asset on     Net
Identity of Party    Description          Number of    Purchase   Selling   Incurred with   Cost of Transaction   Gain
Involved or Issuer   of Asset           Transactions     Price     Price     Transaction    Asset      Date      (Loss)
Category (i)--Single transactions in excess of 5% of plan assets
Dispositions:
 Society National    Employee Benefits
  Bank                Reserve Fund              1         N/A    $ 185,681       Net     $ 163,554   $ 185,681  $22,127

 Society National    Employee Benefits
  Bank                Reserve Fund              1         N/A      214,342       Net       187,461     214,342   26,881


Category (iii)--Series of transactions in excess of 5% of plan assets

Acquisitions:
 Society National    Employee Benefits
  Bank                Money Market Fund        80      $ 447,671     N/A         Net       447,671     447,671     N/A

 Society National    Employee Benefits
  Bank                Reserve Fund             21        368,731     N/A         Net       368,731     368,731     N/A

Dispositions:

 Society National    Employee Benefits
  Bank                Money Market Fund        59          N/A     442,891       Net       442,891     442,891    None

 Society National    Employee Benefits
  Bank                Reserve Fund             19          N/A     751,871       Net       659,281     751,871   92,590

There were no category (ii) or (iv) reportable transactions during the year ended December 31, 1994.


                              SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, Coal-Mac, Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                           COAL-MAC, INC. SAVINGS AND
                           RETIREMENT PLAN

                           By:  COAL-MAC, INC. as
                                Plan Administrator



Date:  June 22, 1995       By:  /s/  Roy F. Layman
                                Roy F. Layman,
                                Vice President/Secretary














                          INDEX TO EXHIBITS


Exhibit                          Item                           Page

   24              Consent of Independent Auditors                16






                                                            Exhibit 24




                   CONSENT OF INDEPENDENT AUDITORS



We consent to the incorporation by reference in the Registration Statement (Form S-8, No. 33-38229) pertaining to the Coal-Mac, Inc. Savings and Retirement Plan and in the related Prospectus of our report dated May 18, 1995, with respect to the financial statements and schedules of the Coal-Mac, Inc. Savings and Retirement Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1994.




                                                  /s/ERNST & YOUNG LLP



Louisville, Kentucky
June 20, 1995
